

Mail Stop - 4561

November 6, 2009

Neil W. Hayslett
Executive Vice President and Chief Financial Officer
F & M Bank Corp.
P. O. Box 1111
Timberville, Virginia 22853

Re: F & M Bank Corp.
   Form 10-K for December 31, 2008
   Form 10-Q for March 31, 2009 and June 30, 2009
   File Number 0-13273

Dear Mr. Hayslett:

    We have completed out review of your Form 10-K and related filings, and we have no further comments at this time.

                                            Sincerely,

                                            William Friar
                                            Senior Financial Analyst

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